EX99-2

# Third Quarter Report

MANAGEMENT'S DISCUSSION & ANALYSIS

2023

WHEATON™
PRECIOUS METALS

Version 14

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2023
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2022 audited consolidated financial statements, the related MD&A and the 2022 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 50 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 9, 2023.

Table of Contents
Overview	3
Highlights	5
Outlook	6
Mineral Stream Interests	7
Long-Term Equity Investments	10
Summary of Units Produced	13
Summary of Units Sold	14
Quarterly Financial Review	15
Results of Operations and Operational Review	16
Liquidity and Capital Resources	29
Share Capital	37
Financial Instruments	37
New Accounting Standards Effective in 2023	37
Future Changes to Accounting Policies	38
Non-IFRS Measures	39
Subsequent Events	43
Controls and Procedures	43
Attributable Reserves and Resources	44
Cautionary Note Regarding Forward-Looking Statements	50

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of September 30, 2023, the Company has 29 long-term purchase agreements (three of which are early deposit agreements), with 23 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 18 mining assets which are currently operating, 14 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2023, the per ounce price paid by the Company for the metals acquired under the agreements averaged $444 for gold, $5.10 for silver, $223 for palladium and $2.57 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview
	Q3 2023	Q3 2022	Change	YTD 2023	YTD 2022	Change
Units produced
Gold ounces	105,436	72,078	46.3%	261,635	216,574	20.8%
Silver ounces	3,363	5,822	(42.2)%	12,876	18,497	(30.4)%
Palladium ounces	4,006	3,229	24.1%	11,591	11,616	(0.2)%
Cobalt pounds	183	226	(19.1)%	458	596	(23.1)%
Gold equivalent ounces [2]	154,800	153,025	1.2%	444,597	473,868	(6.2)%
Units sold
Gold ounces	74,426	62,000	20.0%	212,325	224,238	(5.3)%
Silver ounces	2,965	5,234	(43.4)%	11,151	16,635	(33.0)%
Palladium ounces	4,242	4,227	0.4%	10,580	11,680	(9.4)%
Cobalt pounds	198	115	72.2%	786	851	(7.6)%
Gold equivalent ounces [2]	119,030	135,179	(11.9)%	375,248	460,026	(18.4)%
Change in PBND and Inventory [3]
Gold ounces	26,520	6,647	(19,873)	37,321	(19,011)	(56,332)
Silver ounces	(254)	(151)	103	(535)	(755)	(220)
Palladium ounces	(515)	(1,226)	(711)	509	(589)	(1,098)
Cobalt pounds	(28)	96	124	(358)	(295)	63
Gold equivalent ounces [2]	22,438	4,460	(17,978)	27,248	(32,368)	(59,616)
Per unit metrics
Sales price
Gold per ounce	$1,944	$1,728	12.5%	$1,947	$1,831	6.3%
Silver per ounce	$23.73	$19.16	23.9%	$23.60	$21.93	7.6%
Palladium per ounce	$1,251	$2,091	(40.2)%	$1,410	$2,190	(35.6)%
Cobalt per pound	$13.87	$22.68	(38.8)%	$14.13	$32.85	(57.0)%
Gold equivalent per ounce [2]	$1,875	$1,619	15.8%	$1,872	$1,802	3.9%
Cash costs [4]
Gold per ounce [4]	$444	$474	6.3%	$465	$471	1.3%
Silver per ounce [4]	$5.10	$5.59	8.8%	$5.05	$5.43	7.0%
Palladium per ounce [4]	$223	$353	36.8%	$255	$383	33.4%
Cobalt per pound [4,5]	$3.66	$7.21	49.2%	$3.36	$6.24	46.2%
Gold equivalent per ounce [2,4]	$418	$451	7.3%	$427	$448	4.7%
Cash operating margin [4]
Gold per ounce [4]	$1,500	$1,254	19.6%	$1,482	$1,360	9.0%
Silver per ounce [4]	$18.63	$13.57	37.3%	$18.55	$16.50	12.4%
Palladium per ounce [4]	$1,028	$1,738	(40.8)%	$1,155	$1,807	(36.1)%
Cobalt per pound [4]	$10.21	$15.47	(34.0)%	$10.77	$26.61	(59.5)%
Gold equivalent per ounce [2,4]	$1,457	$1,168	24.7%	$1,445	$1,354	6.7%
Total revenue	$223,137	$218,836	2.0%	$702,573	$829,002	(15.3)%
Gold revenue	$144,707	$107,128	35.1%	$413,414	$410,646	0.7%
Silver revenue	$70,372	$100,270	(29.8)%	$263,129	$364,829	(27.9)%
Palladium revenue	$5,307	$8,838	(40.0)%	$14,922	$25,574	(41.7)%
Cobalt revenue	$2,751	$2,600	5.8%	$11,108	$27,953	(60.3)%
Net earnings	$116,371	$196,460	(40.8)%	$369,209	$503,001	(26.6)%
Per share	$0.257	$0.435	(40.9)%	$0.815	$1.114	(26.8)%
Adjusted net earnings [4]	$121,467	$93,878	29.4%	$368,481	$401,168	(8.1)%
Per share [4]	$0.268	$0.208	28.8%	$0.814	$0.889	(8.4)%
Operating cash flows	$171,103	$154,497	10.7%	$508,584	$571,396	(11.0)%
Per share [4]	$0.378	$0.342	10.5%	$1.123	$1.266	(11.3)%
Dividends paid ⁶	$67,946	$67,754	0.3%	$203,794	$203,150	0.3%
Per share	$0.15	$0.15	0.0%	$0.45	$0.45	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Gold-equivalent ounces ("GEOs"), which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 39 of this MD&A.
5)
 Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million (nine months - $1.6 million), resulting in a decrease of $0.51 per pound of cobalt sold (nine months - $2.05 per pound sold). The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period

6)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights
Operations
•	For the three months ended September 30, 2023, relative to the comparable period of the prior year:
o
Production amounted to 154,800 gold equivalent ounces ("GEOs"), consistent with the comparable period of the prior year, with gold production increasing 46% primarily due to Salobo and Constancia, with Salobo achieving the highest production levels since the fourth quarter of 2019 and Constancia achieving record production, largely offset by a 42% decrease in silver production attributable primarily to the labour strike at Peñasquito, the divestment of the Yauliyacu PMPA which occurred during 2022 and the closure of the Minto mine.

o
Sales volumes amounted to 119,030 GEO's, a decrease of 12% relative to the comparable period of the prior year, due primarily to relative changes in PBND which resulted in a 17,900 GEO reduction in sales volumes.

o
Revenue amounted to $223 million (65% gold, 32% silver, 2% palladium and 1% cobalt), with the $4 million increase being primarily due to a 16% increase in realized commodity prices, partially offset by lower sales volumes.

o
Gross margin amounted to $127 million, with the $25 million increase being driven by the higher revenue resulting from the higher realized prices coupled with lower cost of sales resulting from the lower sales volumes.

o	Net earnings amounted to $116 million, a decrease of $80 million, with results for Q3 2022 reflecting the disposal of the Keno Hill PMPA which contributed $103 million of net earnings.
o	Adjusted net earnings amounted to $121 million, with the $28 million increase being due primarily to the higher gross margin and higher interest income.
o	Operating cashflow amounted to $171 million, with the $17 million increase being due primarily to the higher gross margin and higher interest income.
•	For the nine months ended September 30, 2023 relative to the comparable period of the prior year:
o
Production amounted to 444,600 GEOs, a decrease of 6%, primarily due to the cessation of production from Yauliyacu, 777, Keno Hill and Minto, the mining of lower grade material at Antamina and the labour strike at Peñasquito, partially offset by higher production at Salobo and Constancia.

o
Revenue amounted to $703 million (59% gold, 37% silver, 2% palladium and 2% cobalt), with the $126 million decrease being primarily due to an 18% decrease in sales volumes being primarily driven by relative changes in PBND coupled with the lower production.

o	Gross margin amounted to $396 million, with the $48 million decrease being driven by the lower sales volumes.
o	Net earnings amounted to $369 million, a decrease of $134 million primarily due to the prior year results being positively impacted by the disposal of the Keno Hill PMPA.
o	Adjusted net earnings amounted to $368 million, with the $33 million decrease being due primarily to the lower gross margin, partially offset by higher interest income.
o	Operating cashflow amounted to $509 million, with the $63 million decrease being due primarily to the lower gross margins, partially offset by higher interest income.
•	On November 9, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share.

Corporate Development
•
On September 10, 2023, the Company acquired a new 0.5% Net Smelter Royalty (“NSR”) from Liberty Gold Corp., (“Liberty Gold”) on the Black Pine Oxide Gold Project (“Black Pine”) for total cash consideration of $4 million. The Company was granted a Right of First Refusal on all royalties, streams or pre-pays that include precious metals pertaining to Black Pine. In addition, the Company made a $5 million equity investment in Liberty Gold at C$0.34 per share.

•
Subsequent to the quarter end, on October 24, 2023, the Company announced that it had entered into a definitive precious metals purchase agreement (the “Mineral Park PMPA”) with Waterton Copper Corp., a subsidiary of Waterton Copper LP (“Waterton Copper”) in respect of silver production from the Mineral Park Mine located in Arizona, USA. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to the Mineral Park owner, once the full upfront consideration has been paid.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Other
•	During the third quarter of 2023:
o	The Company made its quarterly dividend payment of $67 million.
o	The Company made total upfront cash payments of $90 million relative to the Blackwater mineral stream interests with Artemis.
Outlook1
Wheaton's estimated attributable production in 2023 is forecast to be approximately 600,000 to 660,000 GEOs2, unchanged from previous guidance. Due to the temporary suspension of operations at the Peñasquito mine as a result of the labour dispute which lasted from June 7, 2023 to October 13, 2023, Wheaton now expects its full-year production to have a slightly higher weighting toward gold. The Company has previously estimated that average annual production for the five-year period ending in 2027 would amount to 810,000 GEOs2, while for the ten-year period ending in 2032, the Company estimated that average annual production will amount to 850,000 GEOs2. The Company will provide updated longer-term guidance in normal course in the first quarter of 2024, which will incorporate the impact of recent developments and acquisitions.

From a liquidity perspective, the $834 million of cash and cash equivalents as at September 30, 2023 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2023 and the longer-term outlook are based on the following commodity price assumptions: $1,850 / ounce gold, $24 / ounce silver, $1,800 ounce palladium, $1,100 / ounce platinum and $18.75 / pound of cobalt. Other metal includes palladium, platinum and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III mine expansion project. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Additionally, none of the deals announced in 2023 have been factored into 2023 or longer-term guidance including the Blackwater extension, the Cangrejos and Mineral Park projects, or the Black Pine royalty. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q3-2023 Inventory & PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$420	$ 3,059,360	$ 2,042,874	1,892,620	71,602	LOM	28-Feb-13
Sudbury ⁵	Vale	CAN	70%	$400	623,572	280,965	273,459	9,629	20 years	28-Feb-13
Constancia	Hudbay	PER	50%	$420	135,000	189,386	157,879	8,815	LOM	8-Aug-12
San Dimas	FM	MEX	variable ⁶	$631	220,000	241,904	226,789	3,078	LOM	10-May-18
Stillwater ⁷	Sibanye	USA	100%	18% of spot	237,880	78,532	57,443	5,098	LOM	16-Jul-18
Other					604,956	240,857	237,751	1,701
Minto	MNTO	CAN	100% ⁸	50%² of spot					LOM	20-Nov-08
Copper World	Hudbay	USA	100%	$450					LOM	10-Feb-10
Marmato ⁹	Aris	CO	10.5% ⁹	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100% ¹⁰	18% of spot					LOM	24-Mar-21
Fenix	Rio2	CHL	6% ¹¹	18% of spot					LOM	15-Nov-21
Blackwater	Artemis	CAN	8% ¹²	35% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	50% ¹³	18% of spot					LOM	17-Jan-22
Marathon	Gen Mining	CAN	100% ¹⁴	18% of spot					LOM	26-Jan-22
Goose	B2Gold	CAN	2.78% ¹⁵	18% of spot					LOM	08-Feb-22
Cangrejos	Lumina	ECU	6.6% ¹⁶	18% of spot					LOM	16-May-23
					$ 4,880,768	$ 3,074,518	2,845,941	99,923
Silver
Peñasquito	Newmont	MEX	25%	$4.43	$ 485,000	$ 1,380,354	79,645	-	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹⁷	20% of spot	900,000	664,896	43,133	516	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.20	294,900	214,169	16,544	336	LOM	8-Aug-12
Other					714,987	1,327,097	62,341	219
Los Filos	Equinox	MEX	100%	$4.68					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.60					LOM	8-Dec-04
Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.46					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ¹⁸	50% of spot					50 years	5-Jun-07
Minto	MNTO	CAN	100%	$4.39					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Copper World	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a ¹⁹
Marmato ⁹	Aris	CO	100% ⁹	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% ²⁰	10% of spot					LOM	11-Dec-20
Blackwater	Artemis	CAN	50% ¹²	18% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	75% ¹³	18% of spot					LOM	17-Jan-22
					$ 2,394,887	$ 3,586,516	201,663	1,071
Palladium
Stillwater ⁷	Sibanye	USA	4.5% ²¹	18% of spot	$ 262,120	$ 145,928	94,449	5,607	LOM	16-Jul-18
Platinum
Marathon	Gen Mining	CAN	22% ¹⁴	18% of spot	$ 9,367	$ -	-	-	LOM	26-Jan-22
Cobalt
Voisey's Bay	Vale	CAN	42.4% ²²	18% of spot	$ 390,000	$ 44,921	2,711	532	LOM	11-Jun-18
Total PMPAs Currently Owned					$ 7,937,142	$ 6,851,883
Terminated / Matured PMPAs					1,676,436	3,117,152
Total					$ 9,613,578	$ 9,969,035

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 33 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 34 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)
Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. The figure for cobalt comprises a combination of PBND and Inventory.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of September 30, 2023, the Company has received approximately $281 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

6)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)
The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023 Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
11)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)
Once the Company has received 464,000 ounces of gold under the amended Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

13)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)
During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
17)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
18)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

19)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
20)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
21)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

22)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests
Salobo – Mill Throughput Expansion
Vale reports that the Salobo III mine expansion project, which will increase the mill throughput by 50%, successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.

Voisey’s Bay – Underground Mine Extension
Vale reports that physical completion of the Voisey’s Bay underground mine extension was 88% at the end of the third quarter, with Reid Brook's bulk material handling system near mechanical completion, and the commissioning of sub-systems currently taking place. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is continuing its scheduled production ramp-up.

Peñasquito – Restart of Operations
On June 8, 2023, Newmont Corporation (“Newmont”) reported that it had suspended operations at the Peñasquito mine due to a labour dispute effective June 7, 2023. On October 13, 2023, Newmont reached a definitive agreement with the union to end the strike and has since begun the safe ramp-up of operations. Newmont expects to reach full operating capacity by the end of the fourth quarter.

Aljustrel
On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

Updates on the Development Mineral Stream Interests
Blackwater
On July 4, 2023, Artemis Gold Inc., (“Artemis”) announced receipt of the Fisheries Act Authorization for development of the Blackwater project, which will facilitate the commencement of construction of water diversion structures and dams in the Davidson Creek valley which runs through the basin of the Blackwater tailings storage facility. On October 24, 2023, Artemis announced that overall construction at the Blackwater mine was 45% complete as of September 30, 2023. Project development continues to advance on the schedule, targeting first gold pour in the second half of 2024.

Marmato Mine
On July 12, 2023, Aris Mining Corporation (“Aris Mining”) announced that they have received approval from the Corporación Autónoma Regional del Caldas (“Corpocaldas”), a regional environmental authority in Colombia, of the Environmental Management Plan (“PMA”) which now permits the development of the Marmato Lower Mine.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

Copper World Complex
On September 8, 2023, Hudbay Minerals Inc., (“Hudbay”) announced the results of the enhanced pre-feasibility study for Phase I of its 100%-owned Copper World project in Arizona. After receipt of two outstanding permits which are expected in mid-2024, Hudbay intends to complete a minority joint venture partner process prior to commencing a definitive feasibility study. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines.

Curipamba
On September 11, 2023, Adventus Mining Corporation (“Adventus”) provided an update that the Constitutional Court of Ecuador declared that processing of an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 that regulates environmental consultation for all public and private industries and sectors in Ecuador was a priority and set a public hearing for September 18, 2023. Adventus has indicated that historically the Court can be expected to issue a resolution within two to three months following the public hearing commencement.

On October 2, 2023, Adventus announced that the El Domo – Curipamba project has been issued a favourable Certificate of No Affect of Water by the Ministry of Environment and Water of the Government of Ecuador. This certificate and milestone allow the planned and designed projected infrastructure construction in an area with the presence of surface and ground water sources.

Marathon
On August 30, 2023, Generation Mining Limited (“Gen Mining”) received the Endangered Species Act permit issued by the Ministry of the Environment, Conservation and Parks. This permit includes conditions intended to minimize impacts to caribou and SAR bats, as well as to create an overall benefit for these species at risk. Additionally, in September Gen Mining received the Environmental Compliance Approval issued by the Ministry of Environment, Conservations and Parks for air and noise emissions for the Marathon Project, and on November 7, 2023 announced that the province of Ontario had accepted and filed the Closure Plan, representing another major milestone in the permitting process. Additional permits and approvals are expected to be received during the balance of 2023.

Goose
On September 18, 2023, B2Gold Corp., (“B2Gold”) provided a construction update on the Goose project highlighting that the purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials have been provided to the ports for the 2023 sealift. Additionally, B2Gold reported that it remains on track to pour first gold in the first quarter of 2025, and that concrete and steel work in the mill area are progressing ahead of schedule.

Cangrejos
On October 18, 2023, Lumina Gold Corp., (“Lumina”) announced that the Cangrejos project is proceeding on schedule. Lumina has been actively executing its 2023 feasibility study drill plan with nine rigs currently at site. Lumina has signed contracts with several engineering companies for the advancement of the feasibility study.  The feasibility study is expected to be completed in the first quarter of 2025.

Black Pine
On September 10, 2023, the Company acquired a new 0.5% Net Smelter Royalty (“NSR”) from Liberty Gold Corp., (“Liberty Gold”) on the Black Pine Oxide Gold Project (“Black Pine”) for total cash consideration of $4 million. Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030. The Company has been granted a Right of First Refusal on all royalties, streams or pre-pays that include precious metals pertaining to Black Pine. In addition, the Company made an equity investment of $5 million in Liberty Gold at C$0.34 per share.

Mineral Park
On October 24, 2023, the Company announced that it had entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper in respect of silver production from the Mineral Park mine located in Arizona, USA (the “Project” or “Mineral Park”). Under the Mineral Park PMPA, Wheaton will purchase 100% of the payable silver from Mineral Park for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to the Mineral Park owner, an affiliate of Waterton Copper, once the full upfront consideration has been paid.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [9]

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$46,352	$322,000	$368,352
1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 34 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2023 and December 31, 2022:

	September 30	December 31
(in thousands)	2023	2022
Common shares held	$200,578	$255,535
Warrants held	315	560
Total long-term equity investments	$200,893	$256,095

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2023 and 2022 is presented below:

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

Common Shares Held
	Three Months Ended September 30, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2023	Realized Gain on Disposal
Bear Creek	13,264	7.74%	$ 5,510	$ -	$ -	$ (3,450)	$ 2,060	$ -
Kutcho	18,640	13.27%	2,605	-	-	(881)	1,724	-
Hecla	34,980	5.67%	180,148	-	-	(43,375)	136,773	-
B2Gold	12,025	0.93%	42,867	-	-	(8,181)	34,686	-
Other			23,946	5,006	-	(3,617)	25,335	-
Total			$ 255,076	$ 5,006	$ -	$ (59,504)	$ 200,578	$ -
1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 8,235	$ -	$ -	$ (2,622)	$ 5,613	$ -
Sabina	31,095	5.67%	25,579	-	-	(852)	24,727	-
Kutcho	18,640	14.97%	4,340	-	-	(1,008)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			21,949	3,746	(4,601)	(2,734)	18,360	(3,797)
Total			$ 60,103	$ 145,196	$ (4,601)	$ (10,718)	$ 189,980	$ (3,797)
1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2023	Realized Gain (Loss) on Disposal
Bear Creek	13,264	7.74%	$ 7,443	$ -	$ -	$ (5,383)	$ 2,060	$ -
Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872
Kutcho	18,640	13.27%	3,097	-	-	(1,373)	1,724	-
Hecla	34,980	5.67%	194,668	-	(202)	(57,693)	136,773	73
B2Gold	12,025	0.93%	-	48,832	-	(14,146)	34,686	-
Other			19,792	13,205	(27)	(7,635)	25,335	(990)
Total			$ 255,535	$ 62,037	$ (49,061)	$ (67,933)	$ 200,578	$ (45)
1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

	Nine Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 12,764	$ -	$ -	$ (7,151)	$ 5,613	$ -
Sabina	31,095	5.67%	13,381	19,833	-	(8,487)	24,727	-
Kutcho	18,640	14.97%	-	11,722	-	(8,390)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			33,796	6,138	(4,601)	(16,973)	18,360	(3,797)
Total			$ 59,941	$ 179,143	$ (4,601)	$ (44,503)	$ 189,980	$ (3,797)
1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

Summary of Units Produced
	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Gold ounces produced ²
Salobo	69,045	54,804	43,677	37,939	44,212	34,129	44,883	48,235
Sudbury [3]	4,266	5,818	6,203	5,270	3,437	5,289	5,362	4,379
Constancia	19,003	7,444	6,905	10,496	7,196	8,042	6,311	9,857
San Dimas [4]	9,995	11,166	10,754	10,037	11,808	10,044	10,461	13,714
Stillwater [5]	2,454	2,017	1,960	2,185	1,833	2,171	2,497	2,664
Other
Marmato	673	639	457	533	542	778	477	479
777 [6]	-	-	-	-	-	3,509	4,003	4,462
Minto	-	1,292	3,063	2,567	3,050	2,480	4,060	3,506
Total Other	673	1,931	3,520	3,100	3,592	6,767	8,540	8,447
Total gold ounces produced	105,436	83,180	73,019	69,027	72,078	66,442	78,054	87,296
Silver ounces produced [2]
Peñasquito [7]	-	1,744	2,076	1,761	2,017	2,089	2,219	2,145
Antamina	864	960	851	1,067	1,327	1,330	1,210	1,309
Constancia	697	420	552	655	564	584	506	578
Other
Los Filos	28	28	28	14	21	35	42	37
Zinkgruvan	785	374	632	664	642	739	577	482
Neves-Corvo	486	407	436	369	323	345	344	522
Aljustrel	327	279	343	313	246	292	287	325
Cozamin	165	184	141	157	179	169	186	213
Marmato	11	7	8	9	7	7	11	7
Yauliyacu [8]	-	-	-	261	463	756	637	382
Stratoni [9]	-	-	-	-	-	-	-	129
Minto	-	14	29	33	33	26	45	44
Keno Hill [10]	-	-	-	-	-	48	20	30
777 [6]	-	-	-	-	-	80	91	96
Total Other	1,802	1,293	1,617	1,820	1,914	2,497	2,240	2,267
Total silver ounces produced	3,363	4,417	5,096	5,303	5,822	6,500	6,175	6,299
Palladium ounces produced ²
Stillwater [5]	4,006	3,880	3,705	3,869	3,229	3,899	4,488	4,733
Cobalt pounds produced ²
Voisey's Bay	183	152	124	128	226	136	234	381
GEOs produced [11]	154,800	145,797	144,000	142,887	153,025	155,932	164,911	177,490
Average payable rate [2]
Gold	95.5%	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%
Silver	79.0%	83.2%	82.3%	83.6%	85.8%	85.9%	86.3%	86.2%
Palladium	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	90.8%	90.4%	89.3%	89.3%	90.4%	90.4%	90.7%	91.5%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 - 544,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Summary of Units Sold
	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Gold ounces sold
Salobo	44,444	46,030	35,966	41,029	31,818	48,515	42,513	47,171
Sudbury [2]	4,836	4,775	4,368	4,988	5,147	7,916	3,712	965
Constancia	12,399	9,619	6,579	6,013	6,336	7,431	10,494	6,196
San Dimas	9,695	11,354	10,651	10,943	10,196	10,633	10,070	15,182
Stillwater [3]	1,985	2,195	2,094	1,783	2,127	2,626	2,628	2,933
Other
Marmato	792	467	480	473	719	781	401	423
777	275	153	126	785	3,098	3,629	4,388	4,290
Minto	-	701	2,341	2,982	2,559	2,806	3,695	2,462
Total Other	1,067	1,321	2,947	4,240	6,376	7,216	8,484	7,175
Total gold ounces sold	74,426	75,294	62,605	68,996	62,000	84,337	77,901	79,622
Silver ounces sold
Peñasquito	453	1,913	1,483	2,066	1,599	2,096	2,188	1,818
Antamina	794	963	814	1,114	1,155	1,177	1,468	1,297
Constancia	435	674	366	403	498	494	644	351
Other
Los Filos	30	37	34	16	24	41	42	17
Zinkgruvan	714	370	520	547	376	650	355	346
Neves-Corvo	245	132	171	80	105	167	204	259
Aljustrel	142	182	205	156	185	123	145	133
Cozamin	139	150	119	150	154	148	177	174
Marmato	11	7	7	7	8	11	8	8
Yauliyacu	-	-	-	337	1,005	817	44	551
Stratoni	-	-	-	-	-	(2)	133	42
Minto	-	7	29	23	22	21	31	27
Keno Hill	-	-	1	1	30	30	27	24
777	2	2	-	35	73	75	87	69
Total Other	1,283	887	1,086	1,352	1,982	2,081	1,253	1,650
Total silver ounces sold	2,965	4,437	3,749	4,935	5,234	5,848	5,553	5,116
Palladium ounces sold
Stillwater [3]	4,242	3,392	2,946	3,396	4,227	3,378	4,075	4,641
Cobalt pounds sold
Voisey's Bay	198	265	323	187	115	225	511	228
GEOs sold [4]	119,030	138,835	117,383	138,218	135,179	165,766	159,082	152,826
Cumulative payable units PBND [5]
Gold ounces	99,923	73,403	69,479	62,602	65,978	59,331	81,365	84,989
Silver ounces	1,071	1,325	2,065	1,606	2,287	2,438	2,693	3,042
Palladium ounces	5,607	6,122	5,751	5,098	5,041	6,267	5,535	5,629
Cobalt pounds	376	250	285	257	402	280	550	596
GEO [4]	123,086	99,084	104,749	91,001	104,623	99,895	127,257	135,964
Inventory on hand
Cobalt pounds	155	310	398	633	556	582	410	657
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q3 2023		Q2 2023		Q1 2023		Q4 2022		Q3 2022		Q2 2022		Q1 2022		Q4 2021
Gold ounces sold	xx	74,426	xx	75,294	xx	62,605	xx	68,996	xx	62,000	xx	84,337	xx	77,901	xx	79,622
Realized price [2]		$1,944		$1,986		$1,904		$1,725		$1,728		$1,872		$1,870		$1,798
Gold sales		$144,707		$149,511		$119,196		$119,051		$107,128		$157,842		$145,675		$143,187
Silver ounces sold		2,965		4,437		3,749		4,935		5,234		5,848		5,553		5,116
Realized price [2]		$23.73		$24.13		$22.85		$21.52		$19.16		$22.27		$24.19		$23.36
Silver sales		$70,372		$107,081		$85,678		$106,175		$100,270		$130,228		$134,332		$119,504
Palladium ounces sold		4,242		3,392		2,946		3,396		4,227		3,378		4,075		4,641
Realized price [2]		$1,251		$1,438		$1,607		$1,939		$2,091		$2,132		$2,339		$1,918
Palladium sales		$5,307		$4,879		$4,735		$6,586		$8,838		$7,203		$9,533		$8,902
Cobalt pounds sold		198		265		323		187		115		225		511		228
Realized price [2]		$13.87		$13.23		$15.04		$22.62		$22.68		$34.01		$34.61		$28.94
Cobalt sales		$2,751		$3,501		$4,856		$4,239		$2,600		$7,649		$17,704		$6,604
Total sales		$223,137		$264,972		$214,465		$236,051		$218,836		$302,922		$307,244		$278,197
Cash cost [2,3]
Gold / oz		$444		$461		$496		$475		$474		$465		$477		$472
Silver / oz		$5.10		$5.01		$5.07		$5.00		$5.59		$5.61		$5.10		$5.47
Palladium / oz		$223		$261		$294		$357		$353		$408		$394		$340
Cobalt / lb [4]		$3.66		$3.20		$3.30		$16.52		$7.21		$6.86		$5.76		$4.68
Depletion [2]
Gold / oz		$381		$365		$360		$357		$353		$369		$321		$338
Silver / oz		$4.57		$4.92		$4.48		$4.98		$5.84		$5.28		$4.78		$5.57
Palladium / oz		$459		$445		$408		$399		$399		$399		$399		$442
Cobalt / lb		$12.98		$13.85		$13.85		$13.72		$13.63		$10.40		$8.17		$8.17
Net earnings		$116,371		$141,448		$111,391		$166,125		$196,460		$149,074		$157,467		$291,822
Per share
Basic		$0.257		$0.312		$0.246		$0.367		$0.435		$0.330		$0.349		$0.648
Diluted		$0.257		$0.312		$0.246		$0.367		$0.434		$0.330		$0.348		$0.646
Adjusted net earnings [3]		$121,467		$142,584		$104,431		$103,744		$93,878		$149,283		$158,007		$132,232
Per share
Basic		$0.268		$0.315		$0.231		$0.229		$0.208		$0.331		$0.350		$0.293
Diluted		$0.268		$0.314		$0.230		$0.229		$0.208		$0.330		$0.350		$0.293
Cash flow from operations		$171,103		$202,376		$135,104		$172,028		$154,497		$206,359		$210,540		$195,290
Per share [3]
Basic		$0.378		$0.447		$0.299		$0.381		$0.342		$0.457		$0.467		$0.433
Diluted		$0.377		$0.446		$0.298		$0.380		$0.342		$0.456		$0.466		$0.432
Dividends declared		$67,946		$67,938		$67,910		$67,797		$67,754		$67,708		$67,687		$67,580
Per share		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15
Total assets		$6,881,515		$6,879,905		$6,905,479		$6,759,906		$6,587,595		$6,448,695		$6,470,033		$6,296,151
Total liabilities		$38,254		$33,492		$93,025		$42,231		$38,783		$31,894		$120,572		$46,034
Total shareholders' equity		$6,843,261		$6,846,413		$6,812,454		$6,717,675		$6,548,812		$6,416,801		$6,349,461		$6,250,117

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 39 of this MD&A.
4)
Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023 and September 30, 2023 , the company reversed $1.0 million, $0.5 million and $0.1 million, respectively, of the inventory write-down for the inventory that was sold resulting in a decrease of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold and $0.51 per pound of cobalt sold, respectively. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended September 30, 2023 and 2022
The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	69,045	44,444		$1,944		$420		$330	$86,395	$53,026	$67,710	$2,341,485
Sudbury [4]	4,266	4,836		1,950		400		1,204	9,428	1,669	7,494	268,224
Constancia	19,003	12,399		1,944		419		316	24,102	14,991	18,906	86,555
San Dimas	9,995	9,695		1,944		631		260	18,846	10,216	12,732	147,638
Stillwater	2,454	1,985		1,944		349		510	3,859	2,154	3,167	212,650
Other [5]	673	1,067		1,945		368		391	2,077	1,266	1,684	557,035
	105,436	74,426		$1,944		$444		$381	$144,707	$83,322	$111,693	$3,613,587
Silver
Peñasquito	-	453		$23.82		$4.43		$4.06	$10,804	$6,952	$8,795	$278,028
Antamina	864	794		23.82		4.81		7.06	18,915	9,496	15,097	527,227
Constancia	697	435		23.82		6.18		6.24	10,360	4,958	7,674	183,736
Other [6]	1,802	1,283		23.62		5.15		2.64	30,293	20,301	19,439	549,641
	3,363	2,965		$23.73		$5.10		$4.57	$70,372	$41,707	$51,005	$1,538,632
Palladium
Stillwater	4,006	4,242		$1,251		$223		$459	$5,307	$2,416	$4,361	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	183	198		$13.87		$3.66 ⁷		$12.98	$2,751	$(551)	$4,235	$353,631
Operating results									$223,137	$126,894	$171,294	$5,737,454
Other
General and administrative										$(8,606)	$(6,321)
Share based compensation										(4,336)	-
Donations and community investments										(1,736)	(1,750)
Finance costs										(1,407)	(1,078)
Other										10,707	9,870
Income tax										(5,145)	(912)
Total other										$(10,523)	$(191)	$1,144,061
										$116,371	$171,103	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 41 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)
Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million, resulting in a decrease of $0.51 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Three Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,212	31,818		$1,724		$416		$334	$54,860	$-	$31,000	$41,617	$2,396,952
Sudbury [5]	3,437	5,147		1,745		400		1,092	8,984	-	1,303	5,943	288,863
Constancia	7,196	6,336		1,724		415		271	10,925	-	6,578	8,295	97,213
San Dimas	11,808	10,196		1,724		624		260	17,579	-	8,567	11,213	158,704
Stillwater	1,833	2,127		1,724		317		429	3,667	-	2,080	2,992	216,617
Other [6]	3,592	6,376		1,743		694		59	11,113	-	6,311	5,562	461,359
	72,078	62,000		$1,728		$474		$353	$107,128	$-	$55,839	$75,622	$3,619,708
Silver
Peñasquito	2,017	1,599		$19.30		$4.36		$3.57	$30,857	$-	$18,182	$23,885	$301,040
Antamina	1,327	1,155		19.30		3.75		7.06	22,287	-	9,798	17,951	553,231
Constancia	564	498		19.30		6.12		6.35	9,613	-	3,398	6,563	195,507
Other [7]	1,914	1,982		18.93		7.51		6.84	37,513	114,755	123,823	21,896	538,739
	5,822	5,234		$19.16		$5.59		$5.84	$100,270	$114,755	$155,201	$70,295	$1,588,517
Palladium
Stillwater	3,229	4,227		$2,091		$353		$399	$8,838	$-	$5,657	$7,344	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	226	115		$22.68		$7.21		$13.63	$2,600	$-	$211	$7,352	$361,238
Operating results									$218,836	$114,755	$216,908	$160,613	$5,807,056
Other
General and administrative											$(8,360)	$(5,342)
Share based compensation											(77)	(163)
Donations and community investments											(1,406)	(1,410)
Finance costs											(1,398)	(1,020)
Other											2,799	1,848
Income tax											(12,006)	(29)
Total other											$(20,448)	$(6,116)	$780,539
											$196,460	$154,497	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 41 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022, the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Comparative Results of Operations on a GEO Basis

	Q3 2023	Q3 2022	Change	Change
GEO Production 1, [2]	154,800	153,025	1,776	1.2%
GEO Sales [2]	119,030	135,179	(16,149)	(11.9)%
Average price per GEO sold [2]	$1,875	$1,619	$256	15.8%
Revenue	$223,137	$218,836	$4,301	2.0%
Cost of sales, excluding depletion	$49,808	$60,955	$11,147	18.3%
Depletion	46,435	55,728	9,293	16.7%
Cost of Sales	$96,243	$116,683	$20,440	17.5%
Gross Margin	$126,894	$102,153	$24,741	24.2%
General and administrative expenses	8,606	8,360	(246)	(2.9)%
Share based compensation	4,336	77	(4,259)	(5,531.2)%
Donations and community investments	1,736	1,406	(330)	(23.5)%
Impairment reversal of mineral stream interests	-	(10,330)	(10,330)	(100.0)%
Earnings from Operations	$112,216	$102,640	$9,576	9.3%
Gain on disposal of mineral stream interest	-	(104,425)	(104,425)	(100.0)%
Other (income) expense	(10,707)	(2,799)	7,908	282.5%
Earnings before finance costs and income taxes	$122,923	$209,864	$(86,941)	(41.4)%
Finance costs	1,407	1,398	(9)	(0.6)%
Earnings before income taxes	$121,516	$208,466	$(86,950)	(41.7)%
Income tax expense	(5,145)	(12,006)	6,861	57.1%
Net earnings	$116,371	$196,460	$(80,089)	(40.8)%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

GEO Production
For the three months ended September 30, 2023, attributable GEO production was 154,800 ounces, with the 1,800 ounce increase from the comparable period in 2022 being primarily attributable to the following factors:
•
24,800 ounce or 56% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022, and higher recoveries. The prior year was also affected by planned and corrective maintenance being performed. From a throughput perspective, the three 12 mtpa lines operated at approximately 73% of capacity during Q3-2023 as compared to the two lines which operated at approximately 76% during Q3-2022;

•
13,500 ounce or 93% increase from Constancia (comprised of 11,800 gold ounces and 133,000 silver ounces), primarily due to significantly higher grades from mining the high-grade zones of the Pampacancha deposit, higher recoveries and higher throughput ; and

•
1,400 ounce or 28% increase from Stillwater (comprised of 600 gold ounces and 800 palladium ounces), primarily due to prior year being impacted by regional floods leading to the operations being suspended for seven weeks; partially offset by

•
26,200 ounce or 100% decrease from Peñasquito (2,017,000 silver ounces) as operations at the mine were suspended during Q3-2023 due to a labour strike which began on June 7, 2023 and ended on October 13, 2023;

•	6,000 ounce or 35% decrease from Antamina (462,000 silver ounces), primarily due to lower grades, consistent with their mine plan;
•	4,400 ounce or 15% decrease from the Other mines (comprised of 2,900 gold ounces and 112,000 silver ounces), primarily due to the closure of the Minto mine and the disposal of the Yauliyacu PMPA; and
•	1,800 ounce or 15% decrease from San Dimas, primarily due to lower grades, partially offset by higher throughput.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Net Earnings
For the three months ended September 30, 2023, net earnings amounted to $116 million, with the $80 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended September 30, 2022		$196,460
Variance in gross margin
Variance in revenue due to:
Payable gold production	$55,546
Payable silver production	(44,740)
Payable palladium production	1,519
Payable cobalt production	(910)
Total payable production		$11,415
Changes in inventory and PBND		(31,483)
Prices realized per ounce sold		24,369
Total increase to revenue		$4,301
Variance in cost of sales due to:
GEO payable production volume		$(2,019)
GEO payable production mix differences		4,183
Changes in inventory and PBND		19,989
Cash cost per ounce		(500)
Depletion per ounce		(1,213)
Total decrease to cost of sales		$20,440
Total increase to gross margin		$24,741
Other variances
Gain on disposal of mineral stream interest (see page 25)		(104,425)
Impairment (impairment reversal) of mineral stream interests (see page 25)		(10,330)
General and administrative expenses (see page 26)		(246)
Share based compensation (see page 27)		(4,259)
Donations and community investment (see page 27)		(330)
Other income / expense (see page 27)		7,908
Finance costs (see page 28)		(9)
Income taxes (see page 28)		6,861
Total decrease in net earnings		$(80,089)
Net earnings for the three months ended September 30, 2023		$116,371

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Results of Operations For The Nine Months Ended September 30, 2023 and 2022
The following two tables present the results of operations based on the Company’s reportable operating segments.

Nine Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	167,526	126,440		$1,947		$420		$330	$246,219	$-	$151,287	$193,063	$2,341,485
Sudbury [5]	16,287	13,979		1,953		400		1,087	27,295	-	6,512	21,420	268,224
Constancia	33,352	28,597		1,948		417		316	55,718	-	34,751	43,779	86,555
San Dimas	31,915	31,700		1,945		628		260	61,657	-	33,535	41,762	147,638
Stillwater	6,431	6,274		1,945		347		510	12,201	-	6,824	10,026	212,650
Other [6]	6,124	5,335		1,935		1,119		172	10,324	-	3,439	4,090	557,035
	261,635	212,325		$1,947		$465		$369	$413,414	$-	$236,348	$314,140	$3,613,587
Silver
Peñasquito	3,820	3,849		$23.63		$4.43		$4.06	$90,967	$-	$58,268	$73,915	$278,028
Antamina	2,675	2,571		23.65		4.69		7.06	60,812	-	30,625	48,765	527,227
Constancia	1,669	1,475		23.75		6.15		6.24	35,034	-	16,750	25,962	183,736
Other [7]	4,712	3,256		23.44		5.58		2.82	76,316	5,027	53,966	55,364	549,641
	12,876	11,151		$23.60		$5.05		$4.68	$263,129	$5,027	$159,609	$204,006	$1,538,632
Palladium
Stillwater	11,591	10,580		$1,410		$255		$440	$14,922	$-	$7,565	$12,223	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	458	786		$14.13		$3.36 ⁸		$13.63	$11,108	$-	$(2,243)	$13,056	$353,631
Operating results									$702,573	$5,027	$401,279	$543,425	$5,737,454
Other
General and administrative											$(28,922)	$(29,702)
Share based compensation											(16,217)	(16,675)
Donations and community investments											(5,054)	(4,896)
Finance costs											(4,138)	(3,147)
Other											26,961	24,823
Income tax											(4,700)	(5,244)
Total other											$(32,070)	$(34,841)	$1,144,061
											$369,209	$508,584	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 41 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)
Cash cost per pound of cobalt sold during the nine months ended September 30, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $2.05 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Nine Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	123,224	122,846		$1,834		$416		$334	$225,267	$-	$133,146	$174,134	$2,396,952
Sudbury [5]	14,088	16,775		1,828		400		1,091	30,673	-	5,657	22,980	288,863
Constancia	21,549	24,261		1,833		413		271	44,480	-	27,886	34,463	97,213
San Dimas	32,313	30,899		1,823		622		260	56,335	-	29,095	37,114	158,704
Stillwater	6,501	7,381		1,829		330		429	13,503	-	7,902	11,070	216,617
Other [6]	18,899	22,076		1,829		734		45	40,388	-	23,183	22,912	461,359
	216,574	224,238		$1,831		$471		$348	$410,646	$-	$226,869	$302,673	$3,619,708
Silver
Peñasquito	6,325	5,883		$22.21		$4.36		$3.57	$130,686	$-	$84,058	$105,036	$301,040
Antamina	3,867	3,800		22.13		4.42		7.06	84,093	-	40,479	66,952	553,231
Constancia	1,654	1,636		22.15		6.09		6.34	36,227	-	15,883	26,260	195,507
Other [7]	6,651	5,316		21.41		7.14		5.61	113,823	114,755	160,768	75,969	538,739
	18,497	16,635		$21.93		$5.43		$5.29	$364,829	$114,755	$301,188	$274,217	$1,588,517
Palladium
Stillwater	11,616	11,680		$2,190		$383		$399	$25,574	$-	$16,437	$21,099	$228,168
Platinum
Marathon	-	-	$	n.a	$	n.a	$	n.a	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	596	851		$32.85		$6.24		$9.49	$27,953	$-	$14,560	$24,412	$361,238
Operating results									$829,002	$114,755	$559,054	$622,401	$5,807,056
Other
General and administrative											$(27,448)	$(28,688)
Share based compensation											(11,586)	(18,411)
Donations and community investments											(3,379)	(2,977)
Finance costs											(4,209)	(3,107)
Other											3,448	2,319
Income tax											(12,879)	(141)
Total other											$(56,053)	$(51,005)	$780,539
											$503,001	$571,396	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 41 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022, the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Comparative Results of Operations on a GEO Basis

	YTD 2023	YTD 2022	Change	Change
GEO Production [1,2]	444,597	473,868	(29,271)	(6.2)%
GEO Sales [2]	375,248	460,026	(84,778)	(18.4)%
Average price per GEO sold [2]	$1,872	$1,802	$70	3.9%
Revenue	$702,573	$829,002	$(126,429)	(15.3)%
Cost of sales, excluding depletion	$160,413	$205,891	$45,478	22.1%
Depletion	145,908	178,812	32,904	18.4%
Cost of Sales	$306,321	$384,703	$78,382	20.4%
Gross Margin	$396,252	$444,299	$(48,047)	(10.8)%
General and administrative expenses	28,922	27,448	(1,474)	(5.4)%
Share based compensation	16,217	11,586	(4,631)	(40.0)%
Donations and community investments	5,054	3,379	(1,675)	(49.6)%
Impairment reversal of mineral stream interests	-	(10,330)	(10,330)	(100.0)%
Earnings from Operations	$346,059	$412,216	$(66,157)	(16.0)%
Gain on disposal of mineral stream interest	(5,027)	(104,425)	(99,398)	(95.2)%
Other (income) expense	(26,961)	(3,448)	23,513	681.9%
Earnings before finance costs and income taxes	$378,047	$520,089	$(142,042)	(27.3)%
Finance costs	4,138	4,209	71	1.7%
Earnings before income taxes	$373,909	$515,880	$(141,971)	(27.5)%
Income tax expense	(4,700)	(12,879)	8,179	63.5%
Net earnings	$369,209	$503,001	$(133,792)	(26.6)%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

GEO Production
For the nine months ended September 30, 2023, attributable GEO production was 444,600 ounces, with the 29,300 ounce decrease from the comparable period in 2022 being primarily attributable to the following factors:
•
37,900 ounce or 36% decrease from the Other mines (comprised of 12,800 gold ounces and 1,939,000 silver ounces), primarily due to the closure of 777 and Minto combined with the disposal of the Yauliyacu PMPA;

•	32,500 ounce or 40% decrease from Peñasquito (2,505,000 silver ounces), primarily due to lower throughput resulting from a labour strike which began on June 7, 2023 and ended on October 13, 2023;
•	15,400 ounce or 31% decrease from Antamina (1,191,000 silver ounces), primarily due to lower grades, consistent with their mine plan; and
•
1,400 ounce or 23% decrease from Voisey's Bay (138,000 cobalt pounds), primarily attributable to lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project; partially offset by

•
44,300 ounce or 36% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022, and higher grades. The prior year was also impacted by both planned and corrective maintenance in the mill liners, coupled with above average seasonal rain level in the region during the fourth quarter of 2021 impacting mine plans in the first quarter of 2022. From a throughput perspective, the three 12 mtpa lines operating at approximately 65% of capacity during 2023 as compared to the two lines which operated at approximately 76% during 2022;

•
12,000 ounce or 28% increase from Constancia (comprised of 11,800 gold ounces and 15,000 silver ounces), primarily due to higher grades, resulting from full mining activities having resumed in the Pampacancha pit; and

•
2,200 ounce or 16% increase from Sudbury, primarily due to higher throughput with first quarter 2022 production being impacted by the temporary closure of the Totten Mine after the shaft was damaged on September 26, 2021.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Net Earnings
For the nine months ended September 30, 2023, net earnings amounted to $369 million, with the $134 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2022		$503,001
Variance in gross margin
Variance in revenue due to:
Payable gold production	$79,105
Payable silver production	(118,077)
Payable palladium production	(4)
Payable cobalt production	(4,222)
Total payable production		$(43,198)
Changes in inventory and PBND		(103,426)
Prices realized per ounce sold		20,195
Total decrease to revenue		$(126,429)
Variance in cost of sales due to:
GEO payable production volume		$23,924
GEO payable production mix differences		12,139
Changes in inventory and PBND		49,599
Cash cost per ounce		(1,067)
Depletion per ounce		(6,213)
Total decrease to cost of sales		$78,382
Total decrease to gross margin		$(48,047)
Other variances
Gain on disposal of mineral stream interest (see page 25)		(99,398)
Impairment (impairment reversal) of mineral stream interests (see page 25)		(10,330)
General and administrative expenses (see page 26)		(1,474)
Donations and community investment (see page 27)		(1,675)
Share based compensation (see page 27)		(4,631)
Other income / expense (see page 27)		23,513
Finance costs (see page 28)		71
Income taxes (see page 28)		8,179
Total decrease in net earnings		$(133,792)
Net earnings for the nine months ended September 30, 2023		$369,209

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Reversal of Impairment of Mineral Stream Interests
Keno Hill – Impairment Reversal
At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill silver interest (“Keno Hill PMPA”) due to the suspension of operations at the Bellekeno mine.

On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA. As a result, an impairment reversal of $10.3 million was recorded for the three and nine months ended September 30, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

Gain on Disposal of Mineral Stream Interest
Goose
On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)
Proceeds received on 33% buyback of Goose	$46,400
Less: 33% carrying value	(41,373)
Gain on partial disposal of the Goose PMPA	$5,027

Keno Hill
With the receipt of $141 million of Hecla common shares on September 7, 2022, the Company reflected a gain on disposal of the Keno Hill PMPA for the three and nine months ended September 30, 2022 in the amount of $104 million, calculated as follows:

(in thousands)
Fair value of Hecla Mining Company shares received	$140,596
Less: carrying value after impairment reversal, plus closing costs	(36,171)
Gain on disposal of the Keno Hill PMPA	$104,425

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Corporate
Salaries and benefits	$ 3,443	$ 3,551	$ 10,897	$ 11,700
Depreciation	224	289	780	865
Professional fees	430	276	1,853	1,098
Business travel	257	221	909	686
Director fees	238	251	820	852
Business taxes	36	40	749	748
Audit and regulatory	502	623	2,671	2,340
Insurance	493	550	1,550	1,585
Other	1,075	866	3,091	2,648
General and administrative - corporate	$ 6,698	$ 6,667	$ 23,320	$ 22,522
Subsidiaries
Salaries and benefits	$ 1,148	$ 1,078	$ 3,465	$ 3,335
Depreciation	125	112	343	327
Professional fees	140	158	416	421
Business travel	76	55	223	124
Director fees	52	50	155	150
Business taxes	57	70	168	183
Insurance	12	10	39	34
Other	298	160	793	352
General and administrative - subsidiaries	$ 1,908	$ 1,693	$ 5,602	$ 4,926
Consolidated general and administrative	$ 8,606	$ 8,360	$ 28,922	$ 27,448

General and administrative expenses for the nine months ended September 30, 2023 were approximately $1 million higher than the comparable period of 2022, primarily due to costs associated with the renewal of the Company’s At the Market Equity (ATM) program (see page 37 of this MD&A), with these costs being included as a component of professional fees and audit and regulatory.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

Share Based Compensation

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Equity settled share based compensation
Stock options	$ 735	$ 642	$ 2,090	$ 1,788
Restricted share units	997	925	3,043	2,619
Cash settled share based compensation
PSUs	2,604	(1,490)	11,084	7,179
Total share based compensation	$ 4,336	$ 77	$ 16,217	$ 11,586

For the three and nine months ended September 30, 2023, share based compensation increased by $4 million and $5 million, respectively, relative to the comparable periods in the previous year,  with the increase being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Local donations and community investments [1]	$ 995	$ 438	$ 1,938	$ 1,345
Partner donations and community investments [2]	741	968	3,116	1,869
COVID-19 and community support and response fund [3]	-	-	-	165
Total donations and community investments	$ 1,736	$ 1,406	$ 5,054	$ 3,379

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.
3)	Committed funding under this program has been fully disbursed.

Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Interest income	$ (9,837)	$ (1,851)	$ (24,948)	$ (2,374)
Dividend income	(700)	(102)	(1,616)	(322)
Foreign exchange loss	(313)	(1,049)	(386)	(1,069)
(Gain) loss on fair value adjustment of share purchase warrants held	143	204	248	1,101
Other	-	(1)	(259)	(784)
Total other (income) expense	$ (10,707)	$ (2,799)	$ (26,961)	$ (3,448)

For the three and nine months ended September 30, 2023, interest income increased by $8 million and $23 million, respectively, a result of the average cash balance during the period increasing from approximately $401 million to approximately $742 million, coupled with a significant increase in the market rates of interest.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Costs related to undrawn credit facilities	$ 1,286	$ 1,311	$ 3,876	$ 3,950
Interest expense - lease liabilities	78	22	131	72
Letter of guarantee	43	65	131	187
Total finance costs	$ 1,407	$ 1,398	$ 4,138	$ 4,209

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022
Current income tax expense (recovery)	$ 31	$ 12,033	$ (2,529)	$ 12,113
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	423	20,920	$ 3,484	$ 30,042
Write down (reversal of write down) or recognition of prior period temporary differences	4,691	(20,947)	3,745	(29,276)
Total deferred income tax expense (recovery)	$ 5,114	$ (27)	$ 7,229	$ 766
Total income tax expense (recovery) recognized in net earnings	$ 5,145	$ 12,006	$ 4,700	$ 12,879

For the three months ended September 30, 2023, the Company reflected a deferred tax expense of $5 million in net earnings, which offsets a deferred tax recovery in the statement of OCI of $5 million resulting from the decrease in unrealized gains on long-term investments in equity instruments.

For the nine months ended September 30, 2023, there is a current income tax recovery in net earnings of $3 million, which reflects the expected carryback of a loss for Canadian tax purposes to the 2022 tax year to offset taxable Canadian income resulting from the disposition of the Keno Hill PMPA.

The movement in current income taxes payable for the nine months ended September 30, 2023 is as follows:

(in thousands)	Current Taxes (Payable) Recoverable
Current taxes payable - December 31, 2022	$ (2,763)
Current income tax recovery - income statement	2,529
Income taxes paid	5,244
Foreign exchange adjustments	(10)
Current taxes recoverable - September 30, 2023	$ 5,000

Update on Global Minimum Tax
On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act (“GMTA”), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. The proposed rules in the Global Minimum Tax Act would apply to the income of the Company’s non-Canadian subsidiaries.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

Liquidity and Capital Resources1
As at September 30, 2023, the Company had cash and cash equivalents of $834 million (December 31, 2022 - $696 million) and no debt outstanding under its Revolving Facility (December 31, 2022 - $NIL).

In the opinion of management, the $834 million of cash and cash equivalents as at September 30, 2023, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 33 and 34 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2023
Cash Flows From Operating Activities
During the three months ended September 30, 2023, the Company generated operating cash flows of $171 million, with the $17 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2022	$154,497
Variance attributable to revenue (see page 19):	$4,301
Changes in accounts receivable	(5,505)
Total decrease to cash inflows attributable to sales	$(1,204)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$6,174
Sales mix differences	5,473
Cost per ounce	(501)
Changes in working capital, excluding accounts receivable	739
Total decrease to cash outflows attributable to cost of sales	$11,885
Total increase to net cash inflows attributable to gross margin	$10,681
Other variances:
General and administrative	(979)
Donation and community investment	(340)
Share based compensation - PSUs	163
Finance costs	(58)
Income taxes	(883)
Other	8,022
Total increase to net cash inflows	$16,606
Operating cash inflow for the three months ended September 30, 2023	$171,103

Other Variance
The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

Cash Flows From Financing Activities
During the three months ended September 30, 2023, the Company had net cash outflows from financing activities of $67 million, as compared to $61 million for the comparable period of the previous year, with the major sources of cash flows being as follows:
	Three Months Ended September 30
(in thousands)	2023	2022
Credit facility extension fees	$ (13)	$ (1,205)
Share purchase options exercised	93	-
Lease payments	(169)	(201)
Dividends paid	(66,994)	(59,487)
Cash used for financing activities	$ (67,083)	$ (60,893)

Cash Flows From Investing Activities
During the three months ended September 30, 2023, the Company had net cash outflows from investing activities of $99 million, as compared to $48 million during the comparable period of the previous year, with the major sources of cash flow being as follows:
	Three Months Ended September 30
(in thousands)	2023	2022
Payments for the acquisition of new PMPAs [1]:
Panoro early deposit PMPA	$ (250)	$ (750)
Marathon PMPA	-	(15,230)
Goose PMPA	-	(31,250)
Blackwater Gold PMPA	(20,000)	-
Blackwater Silver PMPA	(70,400)	-
	$ (90,650)	$ (47,230)
Acquisition of long-term equity investments	(5,006)	-
Payments for the acquisition of new Royalty Agreement:
Black Pine NSR	(3,602)	-
Other	355	(301)
Total cash used for investing activities	$ (98,903)	$ (47,531)

1)	Excludes closing costs.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Nine Months Ended September 30, 2023
Cash Flows From Operating Activities
During the nine months ended September 30, 2023, the Company generated operating cash flows of $509 million, with the $63 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the nine months ended September 30, 2022	$571,396
Variance attributable to revenue (see page 24):	$(126,429)
Changes in accounts receivable	259
Total decrease to cash inflows attributable to sales	$(126,170)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$36,238
Sales mix differences	10,306
Cost per ounce	(1,067)
Changes in working capital, excluding accounts receivable	1,717
Total decrease to cash outflows attributable to cost of sales	$47,194
Total decrease to net cash inflows attributable to gross margin	$(78,976)
Other variances:
General and administrative	(1,014)
Donation and community investment	(1,919)
Share based compensation - PSUs	1,736
Finance costs	(40)
Income taxes	(5,103)
Other	22,504
Total decrease to net cash inflows	$(62,812)
Operating cash inflow for the nine months ended September 30, 2023	$508,584

Other Variance
The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities
During the nine months ended September 30, 2023, the Company had net cash outflows from financing activities of $189 million, as compared to $171 million during the comparable period of the previous year, with the major sources of cash flow being as follows:
	Nine Months Ended September 30
(in thousands)	2023	2022
Credit facility extension fees	$ (859)	$ (1,207)
Share purchase options exercised	10,603	7,549
Lease payments	(548)	(603)
Dividends paid	(198,085)	(176,604)
Cash used for financing activities	$ (188,889)	$ (170,865)

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Cash Flows From Investing Activities
During the nine months ended September 30, 2023, the Company had net cash outflows from investing activities of $182 million, as compared to $132 million during the comparable period of the previous year, with the major sources of cash flow being as follows:
	Nine Months Ended September 30
(in thousands)	2023	2022
Payments for the acquisition of new PMPAs [1]:
Panoro early deposit PMPA	$ (1,000)	$ (1,500)
Marathon PMPA	-	(31,224)
Goose PMPA	(62,500)	(31,250)
Blackwater Gold PMPA	(30,000)	-
Blackwater Silver PMPA	(105,600)	-
Cangrejos PMPA	(12,000)	-
Marmato PMPA	-	(19,000)
Fenix PMPA	-	(25,000)
	$ (211,100)	$ (107,974)
Net proceeds on disposition of PMPA
Goose PMPA	46,400	-
Acquisition of long-term equity investments	(13,181)	(22,768)
Payments for the acquisition of new Royalty Agreement:
Black Pine NSR	(3,602)	-
Other	(829)	(1,013)
Total cash used for investing activities	$ (182,312)	$ (131,755)

1)	Excludes closing costs.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

Contractual Obligations and Contingencies1

Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased					Per Unit of Measurement Cash Payment [1]					Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Platinum	Gold	Silver	Palladium	Cobalt	Platinum
Peñasquito	0%	25%	0%	0%	0%	n/a	$4.43	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	0%	$420 ²	$6.20 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	0%	$420	n/a	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	0%	$400	n/a	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	0%	n/a	20%	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	0%	$631	n/a	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	0%	18% ⁵	n/a	18% ⁵	n/a	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	0%	n/a	n/a	n/a	18% ⁷	n/a	Life of Mine	11-Jun-18
Marathon	100% ⁸	0%	0%	0%	22% ⁸	18% ⁵	n/a	n/a	n/a	18% ⁵	Life of Mine	26-Jan-22
Other
Los Filos	0%	100%	0%	0%	0%	n/a	$4.68	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	0%	n/a	$4.60	n/a	n/a	n/a	Life of Mine	8-Dec-04
Stratoni	0%	100%	0%	0%	0%	n/a	$11.54	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	0%	n/a	$4.46	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ⁹	0%	0%	0%	n/a	50%	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹⁰	100%	0%	0%	0%	50% ¹¹	$4.39	n/a	n/a	n/a	Life of Mine	20-Nov-08
Pascua-Lama	0%	25%	0%	0%	0%	n/a	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Copper World	100%	100%	0%	0%	0%	$450	$3.90	n/a	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	0%	n/a	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹²
Marmato	10.5% ¹³	100% ¹³	0%	0%	0%	18% ¹⁴	18% ¹⁴	n/a	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁵	0%	0%	0%	n/a	10%	n/a	n/a	n/a	Life of Mine	11-Dec-20
Santo Domingo	100% ¹⁶	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	24-Mar-21
Fenix	6% ¹⁷	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	15-Nov-21
Blackwater	8% ¹⁸	50% ¹⁸	0%	0%	0%	35%	18% ⁵	n/a	n/a	n/a	Life of Mine	13-Dec-21
Curipamba	50% ¹⁹	75% ¹⁹	0%	0%	0%	18% ⁵	18% ⁵	n/a	n/a	n/a	Life of Mine	17-Jan-22
Goose	2.78% ²⁰	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	8-Feb-22
Cangrejos	6.6% ²¹	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	16-May-23
Early Deposit
Toroparu	10%	50%	0%	0%	0%	$400	$3.90	n/a	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ²²	100% ²²	0%	0%	0%	$450	$5.90	n/a	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100%	100%	0%	0%	0%	20%	20%	n/a	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

10)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023 Minto Metals Corp. announced the suspension of operations at the Minto mine.

11)
Prior to the announcement by Minto Metals Corp. of the suspension of operations at the Minto mine on May 13, 2023, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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12)	Terms of the agreement not yet finalized.
13)
Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

14)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
15)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
16)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
17)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

18)
Once the Company has received 464,000 ounces of gold under the amended Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

19)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

20)
During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0% for the life of mine.

21)	Once the Company has received 700,000 ounces of gold under the Cangrejos PMPA, the attributable gold production will be reduced to 4.4%.
22)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total
Payments for mineral stream interests
Salobo [2]	$370,000	$163,000	$-	$-	$533,000
Blackwater	45,200	-	-	-	45,200
Marathon	-	103,550	44,379	-	147,929
Cangrejos	21,000	15,000	252,000	-	288,000
Marmato	40,016	81,984	-	-	122,000
Santo Domingo	-	130,000	130,000	-	260,000
Copper World [3]	-	231,150	-	-	231,150
Curipamba	100	74,500	87,750	-	162,350
Fenix Gold	-	-	-	25,000	25,000
Loma de La Plata	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	138,000	-	138,000
Kutcho	-	-	-	58,000	58,000
Leases liabilities	219	1,433	1,286	5,325	8,263
Total contractual obligations	$476,535	$800,617	$653,415	$246,725	$2,177,292

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

Salobo
The Salobo mine is currently ramping up mill throughput capacity from 24 Mtpa to 36 Mtpa.  The expansion is expected to reach a throughput capacity of 32 Mtpa in the fourth quarter of 2023 and full throughput capacity by the end of 2024.
Pursuant to the Salobo PMPA, if actual throughput is expanded above 32 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Blackwater
Under the terms of the Blackwater PMPA, the Company is committed to pay additional upfront consideration of $45 million, which was paid on October 27, 2023.
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Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $148 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $288 million. Of this amount, $10 million is to be paid six months after the closing date, $15 million is to be paid 12 months after the closing date, $11 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp. (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.4 million, which includes $350,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

On September 5, 2023, Rio2 announced the completion of the feasibility study for the Fenix Gold project. Rio2 reports that the feasibility study finds that the Fenix project has an estimated after tax net present value of $210 million using a 5% discount rate resulting in an after tax internal rate of return of 28.5% at a gold price of $1,750 per ounce, and $304 million and 37.2% at a gold price of $1,900 per ounce. Rio2 states that these estimates are after taking into account the Company’s PMPA on the Fenix project.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.
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Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

1 The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
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From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital
During the three months ended September 30, 2023, the Company received proceeds of $0.1 million from the exercise of 4,563 share purchase options at a weighted average exercise price of Cdn$38.14 per option (nine months - $10 million from the exercise of 434,810 share purchase options at a weighted average exercise price of Cdn$31.59). During the nine months ended September 30, 2022, the Company received cash proceeds of $8 million from the exercise of 329,914 share purchase options at a weighted average exercise price of Cdn$28.87 per option, with all of the exercises taking place during the six months ended June 30, 2022.
During the nine months ended September 30, 2023, the Company released 119,827 RSUs, with all releases taking place during the six months ended June 30, 2023. During the nine months ended September 30, 2022, the Company released 87,838 RSUs, with all releases taking place during three months ended March 31, 2022.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2023, there were 22,246 common shares issued under the DRIP (nine months - 122,978 common shares). During the three months ended September 30, 2022, there were 270,768 common shares issued under the DRIP (nine months - 681,256 common shares).

As of November 9, 2023, there were 452,996,141 outstanding common shares, 1,324,133 share purchase options and 301,746 restricted share units. The 10,000,000 share purchase warrants outstanding on December 31, 2022 expired on February 28, 2023 unexercised.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2023, the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2023
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
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•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment did not have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.

Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
The amendments to IAS 12 provide a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities related to pillar two income taxes (Global Minimum Tax) as well as disclosure requirements where an entity has to disclose separately its current tax expense related to Global Minimum Tax and where in periods in which Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The mandatory temporary exemption is effective immediately and the disclosure requirements are effective for annual periods beginning January 1, 2023. The Company has applied this mandatory exception in the current period.

Future Changes to Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

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Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2023	2022	2023	2022
Net earnings	$116,371	$196,460	$369,209	$503,001
Add back (deduct):
Impairment charge (reversal)	-	(10,330)	-	(10,330)
Gain on disposal of Mineral Stream Interest	-	(104,425)	(5,027)	(104,425)
(Gain) loss on fair value adjustment of share purchase warrants held	143	204	248	1,101
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	3,644	-	4,143
Income tax (expense) recovery recognized in the Statement of OCI	5,115	546	7,205	701
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	7,779	(2,672)	7,779
Other	(162)	-	(482)	(802)
Adjusted net earnings	$121,467	$93,878	$368,481	$401,168
Divided by:
Basic weighted average number of shares outstanding	452,975	451,757	452,748	451,402
Diluted weighted average number of shares outstanding	453,538	452,386	453,419	452,221
Equals:
Adjusted earnings per share - basic	$0.268	$0.208	$0.814	$0.889
Adjusted earnings per share - diluted	$0.268	$0.208	$0.813	$0.887

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2023	2022	2023	2022
Cash generated by operating activities	$171,103	$154,497	$508,584	$571,396
Divided by:
Basic weighted average number of shares outstanding	452,975	451,757	452,748	451,402
Diluted weighted average number of shares outstanding	453,538	452,386	453,419	452,221
Equals:
Operating cash flow per share - basic	$0.378	$0.342	$1.123	$1.266
Operating cash flow per share - diluted	$0.377	$0.342	$1.122	$1.264

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022
Cost of sales	$96,243	$116,683	$306,321	$384,703
Less: depletion	(46,435)	(55,728)	(145,908)	(178,812)
Cash cost of sales	$49,808	$60,955	$160,413	$205,891
Cash cost of sales is comprised of:
Total cash cost of gold sold	$33,014	$29,398	$98,724	$105,719
Total cash cost of silver sold	15,121	29,238	56,351	90,384
Total cash cost of palladium sold	946	1,493	2,699	4,475
Total cash cost of cobalt sold	727	826	2,639	5,313
Total cash cost of sales	$49,808	$60,955	$160,413	$205,891
Divided by:
Total gold ounces sold	74,426	62,000	212,325	224,238
Total silver ounces sold	2,965	5,234	11,151	16,635
Total palladium ounces sold	4,242	4,227	10,580	11,680
Total cobalt pounds sold	198	115	786	851
Equals:
Average cash cost of gold (per ounce)	$444	$474	$465	$471
Average cash cost of silver (per ounce)	$5.10	$5.59	$5.05	$5.43
Average cash cost of palladium (per ounce)	$223	$353	$255	$383
Average cash cost of cobalt (per pound)	$3.66	$7.21	$3.36	$6.24

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

iv.
Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022
Gross margin	$126,894	$102,153	$396,252	$444,299
Add back: depletion	46,435	55,728	145,908	178,812
Cash operating margin	$173,329	$157,881	$542,160	$623,111
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$111,693	$77,730	$314,690	$304,927
Total cash operating margin of silver sold	55,251	71,032	206,778	274,445
Total cash operating margin of palladium sold	4,361	7,345	12,223	21,099
Total cash operating margin of cobalt sold	2,024	1,774	8,469	22,640
Total cash operating margin	$173,329	$157,881	$542,160	$623,111
Divided by:
Total gold ounces sold	74,426	62,000	212,325	224,238
Total silver ounces sold	2,965	5,234	11,151	16,635
Total palladium ounces sold	4,242	4,227	10,580	11,680
Total cobalt pounds sold	198	115	786	851
Equals:
Cash operating margin per gold ounce sold	$1,500	$1,254	$1,482	$1,360
Cash operating margin per silver ounce sold	$18.63	$13.57	$18.55	$16.50
Cash operating margin per palladium ounce sold	$1,028	$1,738	$1,155	$1,807
Cash operating margin per cobalt pound sold	$10.21	$15.47	$10.77	$26.61

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [42]

Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter, which was $0.15 per share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 9, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on November 28, 2023 and is expected to be distributed on or about December 8, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures
Disclosure Controls and Procedures
Management is responsible for establishing and  maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2022, unless otherwise noted.

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,33)

		December 31, 2022 (6)										December 31, 2021
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	188.8	0.40	2.43	645.5	0.34	7.06	834.3	0.35	9.48	76%	850.1	0.35	9.60
Stillwater (13)	100%	10.0	0.36	0.12	50.3	0.37	0.60	60.2	0.37	0.72	69%	68.3	0.34	0.74
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	260.5	0.07	0.55
Sudbury (11)	70%	8.4	0.50	0.13	22.1	0.26	0.19	30.4	0.33	0.32	75%	22.8	0.45	0.33
San Dimas (14)	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.0	3.87	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	2.1	3.19	0.21
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	117.7	0.07	0.26
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.1	0.52	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	6.9	0.49	0.11
Total Gold				4.79			9.77			14.56				13.52
Silver
Peñasquito (10)	25%	26.1	38.0	31.9	53.0	32.0	54.6	79.1	34.0	86.5	86%	90.5	33.8	98.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	521.0	3.1	51.7
Antamina (10,11,18)	33.75%
Copper		38.6	7.0	8.7	24.9	8.0	6.4	63.6	7.4	15.1	75%	72.5	7.6	17.7
Copper-Zinc		13.8	13.0	5.8	17.9	15.0	8.6	31.7	14.1	14.4	75%	40.9	14.0	18.4
Zinkgruvan	100%
Zinc		3.7	73.2	8.6	5.6	66.0	12.0	9.3	68.9	20.6	83%	10.3	85.6	28.3
Copper		1.6	33.4	1.7	0.1	38.9	0.1	1.7	33.6	1.8	70%	2.2	32.3	2.3
Neves-Corvo	100%
Copper		3.1	32.7	3.3	18.1	33.3	19.4	21.2	33.2	22.6	24%	25.1	31.4	25.3
Zinc		3.4	69.4	7.5	18.9	61.8	37.6	22.3	62.9	45.1	30%	24.8	63.1	50.2
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.7	277.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.0	315.3	9.7
Cozamin (11,20)	50%
Copper		-	-	-	4.6	42.6	6.3	4.6	42.6	6.3	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.8	0.9	0.5	50.8	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	104.2	8.5	28.5
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	19.7	6.9	4.4
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Total Silver				232.7			240.7			473.4				530.4
Palladium
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.5	10.6	0.50	1.8	10.6	0.60	90%	2.0	9.7	0.63
Total Palladium				0.10			0.50			0.60				0.63
Platinum
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	25.9	0.2	0.17
Total Platinum				0.16			0.01			0.18				0.17
Cobalt
Voisey's Bay (11,22)	42.4%	5.5	0.12	14.1	7.5	0.12	19.1	13.0	0.12	33.2	84%	11.4	0.12	31.4
Total Cobalt				14.1			19.1			33.2				31.4

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,33)

		December 31, 2022 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	28.2	0.15	0.14	369.1	0.24	2.85	397.3	0.23	2.98	162.1	0.30	1.56
Stillwater (13)	100%	19.3	0.27	0.17	19.1	0.22	0.13	38.3	0.25	0.30	114.0	0.34	1.25
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury (11)	70%	2.3	1.16	0.08	3.5	0.48	0.05	5.8	0.74	0.14	2.0	0.47	0.03
San Dimas (14)	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.14
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.03	4.94	0.00	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,23)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty (32)	0.5%	-	-	-	0.8	0.52	0.01	0.8	0.52	0.01	0.2	0.43	0.00
Total Gold				1.17			4.99			6.16			4.88
Silver
Peñasquito (10)	25%	11.9	23.9	9.1	65.9	24.0	50.8	77.7	24.0	59.9	21.2	27.2	18.6
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina (10,11,18)	33.75%
Copper		29.7	8.0	7.6	108.2	9.0	31.3	137.9	8.8	38.9	207.4	9.2	61.2
Copper-Zinc		12.8	21.0	8.7	54.0	18.0	31.2	66.8	18.6	39.9	94.9	16.0	48.8
Zinkgruvan	100%
Zinc		2.9	56.1	5.2	6.7	66.3	14.3	9.6	63.3	19.5	17.6	91.0	51.6
Copper		1.9	32.0	1.9	0.4	34.9	0.5	2.3	32.5	2.4	0.3	27.0	0.2
Neves-Corvo	100%
Copper		5.3	48.3	8.2	30.5	48.9	47.9	35.7	48.8	56.1	14.2	29.1	13.3
Zinc		6.4	62.6	12.9	37.4	57.5	69.1	43.8	58.3	82.0	3.9	64.1	8.0
San Dimas (14)	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.4	42.4	4.6	3.6	43.0	4.9	2.4	41.5	3.2
Zinc		-	-	-	1.4	36.5	1.6	1.4	36.5	1.6	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.7	3.2	1.8
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Total Silver				159.1			529.1			688.2			329.9
Palladium
Stillwater (11,13)	4.5%	0.19	8.1	0.05	0.2	6.1	0.04	0.4	7.1	0.09	1.1	9.5	0.35
Total Palladium				0.05			0.04			0.09			0.35
Platinum
Marathon (11,28)	22.0%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Total Platinum				0.04			0.04			0.08			0.01
Cobalt
Voisey's Bay (11,22)	42.4%	1.6	0.05	1.5	-	-	-	1.6	0.05	1.5	2.4	0.15	7.8
Total Cobalt				1.5			-			1.5			7.8

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [45]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Cangrejos project and Goose project report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2022 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.
Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018.  Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Black Pine project are reported as of January 21, 2023.
c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.
d.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.
e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.
f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.
g.	Mineral Resources and Mineral Reserves for the Cozamin mine are reported as of December 31, 2021.
h.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
i.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.
j.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.
k.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.
l.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.
m.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
n.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.
o.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.
p.	Mineral Resources Metates royalty are reported as of January 28, 2023.
q.	Mineral Resources for the Minto mine are reported as of March 31, 2021.
r.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
s.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2022.
t.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.
7.
Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.
c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.
e.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.
f.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22,00 per ounce silver and $1,650 per ounce gold.
g.
Cozamin mine - NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

h.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
i.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.
j.	Goose project:
i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.
ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
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iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.
k.
Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

l.
Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

m.	Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.
n.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.
o.
Neves-Corvo mine – NSR cut-offs ranging from EUR 44 to 60 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

p.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
q.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.
r.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.
s.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.
t.	Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.
u.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.
v.
Voisey’s Bay mines – NSR cut-offs of Cdn $32 per tonne for Ovoid & Southeast Extension, Cdn$230 per tonne for Reid Brook, Cdn$250 per tonne for Eastern Deeps and Cdn$28 per tonne for Discovery Hill all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

w.
Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 950 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.
c.	Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.
d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.
f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.
g.
Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

h.
Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.
j.	Cozamin mine – NSR cut-off of $50 per tonne assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
k.
Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

l.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.
m.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
n.
Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

o.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
p.
Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

q.
Marathon project – NSR cut-off of Cdn $15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.  NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

r.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.
s.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.
t.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.
u.
Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

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v.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
w.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.
x.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.
y.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.
z.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
aa.
Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill.

bb.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.
cc.
Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

dd.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.
ee.	Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill and Cdn $230 per tonne for Reid Brook, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.
ff.
Zinkgruvan mine – NSR cut-offs ranging from SEK 515 to 710 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 580 to 600 per tonne for the copper Mineral Resources assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:
a.	Antamina – Teck Resources Annual Information Form filed on SEDAR+ on February 21, 2023,
b.	Peñasquito – Newmont’s December 31, 2022 Resources and Reserves press release dated February 23, 2023, and
c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.
11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
The Company’s PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.
18.
The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.
The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33%
thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.
22.
The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.
The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [48]

24.
The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR will increase to 2.75%.  Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn $2.0M.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.
The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.
The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.
In connection with Sabina’s exercise of its option to repurchase 33% of the gold stream on a change in control,  the gold delivery obligations under the Company’s PMPA with Sabina, a subsidiary of B2 Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87.1 thousand ounces are delivered, then 1.44% until 134 thousand ounces are delivered and 1.0% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.
The Cangrejos PMPA provides that Lumina Gold will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Company’s PMPA with Liberty Gold, is a royalty, whereby the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.
33.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project and Black Pine project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [49]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•
payment of $115 million to Waterton Copper and the satisfaction of each party's obligations in accordance with the Mineral Park PMPA and the receipt of silver production in respect of the Mineral Park Mine;

•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable or receivable and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Mineral Park PMPA;
•	the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [50]

•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•
risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•
risks relating to the potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•	risks related to the market price of the Common Shares of Wheaton;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [51]

•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment of $115 million to Waterton Copper and the satisfaction of each party's obligations in accordance with the terms of the Mineral Park PMPA;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [52]

Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
WHEATON PRECIOUS METALS 2023 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [53]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: WPM

DIRECTORS
GEORGE BRACK, Chair
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
EMMA MURRAY
Vice President, Investor Relations
T:  1 604 684 9648 TF: 1 844 288 9878
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
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